As filed with the Securities and Exchange Commission on October 24, 2005
                                                     Registration No. 333-______
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM S-8
                        REGISTRATION STATEMENT UNDER THE
                             SECURITIES ACT OF 1933

                              --------------------

                          JAVELIN PHARMACEUTICALS, INC.
             (Exact name of registrant as specified in its charter)

           DELAWARE                                              88-0471759
(State or other jurisdiction of                               (I.R.S. Employer
 incorporation or organization)                              Identification No.)

                        130 West 42nd Street, 12th Floor
                               New York, NY 10036
              (Address of Principal Executive Offices) (Zip Code)

                            Stock Option Agreements
                       2005 Omnibus Stock Incentive Plan
                            (Full title of the plan)

        Fred H. Mermelstein                           Copy to:
             President                           Bruce A. Rich, Esq.
   Javelin Pharmaceuticals, Inc.               Thelen Reid & Priest LLP
      125 CambridgePark Drive                     875 Third Avenue
        Cambridge, MA 02149                   New York, New York 10022
          (617) 349-4500                           (212) 603-2000
  (Name, address, telephone number, including area code, of agent for service)

                                         CALCULATION OF REGISTRATION FEE
========================================================================================================================
                                                         PROPOSED MAXIMUM      PROPOSED MAXIMUM
TITLE OF SECURITIES                  AMOUNT TO BE         OFFERING PRICE          AGGREGATE               AMOUNT OF
 TO BE REGISTERED                 REGISTERED (1)           PER SHARE           OFFERING PRICE         REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------------
Common Stock $.001 par value       1,213,445 (2)            $ 2.60(7)            $ 3,154,957             $    371.34
Common Stock $.001 par value       3,786,555 (3)            $ 3.87(8)            $ 9,441,172             $  1,111.22
Common Stock $.001 par value         879,624 (4)            $ 3.87(8)            $ 3,404,145             $    400.67
Common Stock $.001 par value         304,434 (5)            $ 3.87(8)            $ 1,178,159             $    138.67
Common Stock $.001 par value           1,241 (6)            $ 2.60(7)            $     3,226             $       .38
Total                              6,185,299                                     $17,181,659             $  2,022.28
========================================================================================================================

____________________________
(1) Pursuant to Rule 416(a) under the Securities Act of 1933, as amended (the "Securities Act"), this registration statement also covers any additional securities to be offered or issued as a result of a stock split, stock dividend or similar transactions.
(2) Shares issuable upon exercise of options available for grant under 2005 Omnibus Stock Incentive Plan.
(3) Shares issuable upon exercise of options previously grant under the 2005 Omnibus Stock Incentive Plan.
(4) Shares issuable upon exercise of options previously granted pursuant as Founder Options by a predecessor corporation and assumed by the Registrant.
(5) Shares issuable upon exercise of options previously granted by a predecessor corporation and assumed by the Registrant.
(6)  Shares issued upon exercise of options.
(7) Estimated solely for the purpose of calculating the registration fee as determined in accordance with Rule 457(c) and (h) under the Securities Act (based on the average of the closing price per share of the common stock as reported on the OTCBB as of October 18, 2005).
(8) Pursuant to Rule 457(h) under the Securities Act, the proposed maximum offering price per share was calculated based on the weighted average exercise price of the options granted.

     Proposed sales to take place as soon as possible after the effective date of the Registration Statement as options granted under the Plan and the Agreements are exercised.

                                EXPLANATORY NOTE

Javelin Pharmaceuticals, Inc. (the "Company") has prepared this Registration Statement in accordance with the requirements of Form S-8 under the Securities Act of 1933, as amended (the "Securities Act"), to register an aggregate of 6,185,299 shares of its common stock, par value $0.001 per share, that are reserved for issuance upon exercise of options granted or to be granted under
(1) the Company's 2005 Omnibus Stock Incentive Plan (the "Plan") and (2) Stock Option Agreements, dated August 25, 2000 through January 2, 2001, and shares issued upon exercise of a stock option.

This Registration Statement also includes a prospectus (the "Reoffer Prospectus") prepared in accordance with General Instruction C of Form S-8 and in accordance with the requirements of Part I of Form S-3. This Reoffer Prospectus may be used for reofferings and resales of shares of common stock which may be deemed to be "control securities" under the Securities Act and the rules and regulations promulgated thereunder that have been acquired by the Selling Stockholders identified in the Reoffer Prospectus. The number of shares of common stock included in the Reoffer Prospectus represents the total number of shares of common stock that may be acquired by the Selling Stockholders upon exercise of options previously granted under the Plan and Stock Option Agreements, and does not necessarily represent a present intention to sell all such shares of common stock.

The second part of this Registration Statement contains information required in accordance with the requirements of Part II of Form S 8.

                                     PART I

              INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

ITEM 1.  PLAN INFORMATION

     Not filed as part of this Registration Statement as permitted by the Note to Part 1 of Form S-8. The documents containing the information specified in this item have been or will be sent or given to participants in the 2005 Omnibus Stock Incentive Plan as specified by Rule 428(b)(1) under the Securities Act. These documents are not being filed with the Securities and Exchange Commission (the "Commission"), but constitute along with the documents incorporated by reference into this Registration Statement, a prospectus that meets the requirements of Section 10(a) of the Securities Act.

ITEM 2.  REGISTRANT INFORMATION AND EMPLOYEE PLAN ANNUAL INFORMATION

     We will furnish without charge to each person to whom the prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the documents incorporated by reference in Item 3 of Part II of this Registration Statement, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference to the information that is incorporated). Those documents are incorporated by reference in the Section 10(a) prospectus. Requests should be directed to Javelin Pharmaceuticals, Inc., 125 CambridgePark Drive, Cambridge, MA 02140, Attention: President. Telephone
(617) 349-4500.

                               REOFFER PROSPECTUS

                         JAVELIN PHARMACEUTICALS, INC.
                        2,723,389 shares of Common Stock

     This prospectus is being used for the offering and sale of up to an aggregate of 2,723,389 shares (the "Shares") of our common stock that may be issued to certain of our officers and directors (the "Selling Stockholders") upon their exercise of options granted to them under our 2005 Omnibus Stock Incentive Plan (the "Plan") and underlying certain Stock Option Agreements previously entered into with them.

     The Selling Stockholders, or their permitted transferees, who are listed in the section of this prospectus entitled "Selling Stockholders," may offer any or all of the Shares owned by them that are covered by this prospectus for resale from time to time. We will not receive any proceeds from the sale of the Shares, however, we will receive the proceeds, if any, from the exercise of the options and original issue of the Shares. We will pay all of the expenses associated with this prospectus. The Selling Stockholders will pay the other costs, such as brokerage commissions, if any, associated with the sale of the Shares.

     The Shares that are issuable to the Selling Stockholders may be "restricted securities" under the Securities Act of 1933, as amended (the "Securities Act"), before their sale under this prospectus. We have prepared this prospectus for the sole purpose of registering the Shares under the Securities Act in order to allow them to offer and sell the Shares to the public, subject to any contractual limitations or legal restrictions.

     Our common stock is currently traded on an over-the-counter bulletin board under the symbol JVPH. On October 18, 2005, the closing price for our common stock was $2.60. You are urged to obtain current market quotations for our common stock before purchasing any of the Shares being offered for sale pursuant to this prospectus.

     Investing in our common stock involves risks that are described in the "Risk Factors" section beginning on page 11.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     The date of this Prospectus is October 24, 2005.

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
THE COMPANY....................................................................3
CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS .........................11
RISK FACTORS .................................................................11
USE OF PROCEEDS ..............................................................22
DESCRIPTION OF SECURITIES TO BE REGISTERED ...................................22
SELLING STOCKHOLDERS .........................................................23
PLAN OF DISTRIBUTION .........................................................24
EXPERTS ......................................................................25
LEGAL MATTERS ................................................................25
ADDITIONAL INFORMATION  ......................................................25
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE ..............................25


     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with any information that is different from the information contained in this prospectus. The Selling Stockholders are offering to sell, and seeking offers to buy, the Shares only in jurisdictions where such offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of the front cover of this Prospectus, regardless of the time of the delivery of this prospectus or of any sale of the Shares. Our business, financial condition, results of operations and prospects may have changed since that date.

                                  THE COMPANY

BACKGROUND

     Javelin Pharmaceuticals, Inc. ("JAVELIN") was incorporated in July 2005 in the State of Delaware by Intrac, Inc., a Nevada corporation ("Intrac"), for the purpose of migrating the Intrac corporate entity to Delaware. The migratory merger was effective on September 7, 2005, at which time Javelin Pharmaceuticals continued the business conducted by Intrac. In December 2004, Innovative Drug Delivery Systems, Inc. ("IDDS"), a private corporation merged with a subsidiary of Intrac, which was then a public shell, for the purpose of becoming a public entity. Intrac had been formed in September 2000 and had ceased business operations in 2001. Upon the Intrac-IDDS merger, the former IDDS stockholders became holders of approximately 95.5% of the Intrac shares outstanding after the merger. IDDS executive officers and directors then also became our executive officers and directors. These persons now comprise our executive officers and directors.

OVERVIEW

     We are a specialty pharmaceutical company that applies proprietary technologies to develop new products and improved formulations of existing drugs that target current unmet and underserved medical need primarily in the pain management market. We develop simple and user-friendly products, including new modes and routes of delivery for drugs optimized for relieving moderate-to-severe pain. In doing so, we intend to offer novel proprietary products that in some cases can be administered in a less invasive manner and generally should offer either improved safety or efficacy, or both, when compared to the currently available formulations on the market. In addition, the product choices currently available for the treatment of moderate-to-severe pain are limited in the doses that may be given due to side effects, including cardiovascular depression, tolerance and addiction, respiratory depression, constipation, sedation and general diminution of quality of life. Our product candidates are focused, in part, on treating a variety of pain disorders ranging from acute and episodic moderate-to-severe pain associated with breakthrough cancer pain, post-operative pain, post-trauma pain, such as orthopedic injury pain, procedural pain and burn pain. We believe that our products assuming regulatory approvals, will offer the medical community and patients significant benefit and alternatives to the prescription pain medications available to pain sufferers today.

     Our plan of operations for the next 12 months involves conducting the necessary research and development to advance each of our three late stage product candidates, Dyloject(TM), Rylomine(TM) and PMI-150, through the drug development cycle. The development program is designed to support global product registration, although special emphasis is placed upon U.S. and European filings for drug approval and product registration. Currently, they are in the Phase II product development stage based upon U.S. regulatory classification. Over the coming year, development activity will focus on generating the necessary non-clinical and clinical data, and documenting the manufacturing requirements needed to support the submission package in request of the FDA End-of-Phase II meeting. The End-of-Phase II meeting is required in order to progress into Phase III trials and ultimately product registration. FDA typically schedules the End-of-Phase II meeting within six weeks of the meeting request, if accepted. If not accepted, the FDA informs the corporation of insufficiencies necessary to rectify in order to reschedule. The design, timing and cost of the Phase III development program will be largely determined by the clinical safety and efficacy data and feedback from the FDA at the End-of-Phase II meeting.

     Our lead product candidate in Europe is Dyloject(TM) which is in late stage clinical trials and our development activities will be focused primarily on supporting MAA (marketing authorization application) submission for approval to sell this product. Rylomine(TM) and PMI-150 are in Phase II clinical trials. In July 2005, we announced that we had met our primary endpoint in the pivotal European Phase II/III study. In September 2005, at the European Society of Regional Anaesthesia and Pain Therapy (ESRA) annual meeting, we presented the final results of this randomized, double-blind, placebo- and comparator-controlled Phase II/III pivotal clinical trail comparing the safety, efficacy and therapeutic equivalency of Dyloject(TM) to Voltarol(R). Over the coming year, we will focus on filing the MAA to European regulatory agencies for review and approval. This review and approval process typically takes 12-18 months to several years for approval, rejection, or approval subject to completion of additional requirements imposed on the company by the regulatory agency at the time of review completion.

     In September 2004, a European Agency for Evaluation of Medicinal Products
(EMEA) committee appointed France as the Rapporteur country, that will eventually be responsible along with Germany for reviewing the Rylomine(TM) MAA submission. In January 2005, we initiated, a randomized, double-blind, placebo- and comparator-controlled Phase II clinical trial comparing the safety and efficacy of Rylomine(TM) to IV morphine. Over the coming year, we will focus on the completing this Phase II trial and other clinical studies in addition to seeking scientific advice from the French regulatory agency and EMEA. The results of the clinical trials along with feedback from the French regulatory agency will determine the timing, extent and cost of the Rylomine(TM) product filing.

     IDDS has licensed the worldwide exclusive rights to develop and commercialize proprietary formulations of Dyloject(TM) (injectable diclofenac), Rylomine(TM) (intranasal morphine), and PMI-150 (intranasal ketamine). The existing formulations of these parent drugs, including oral diclofenac, oral and injectable morphine, and injectable ketamine, are well-known prescription medications with well-documented profiles of safety, efficacy and cost-effectiveness.

     All three of the product candidates are in mid-to-late stage clinical trials as shown below:

PRODUCT CANDIDATE       INDICATION                             DEVELOPMENT STAGE
-----------------       ----------                             -----------------
Dyloject(TM)            U.S.        Post-operative pain        Phase II
(injectable diclofenac) Europe      Post operative pain,       Pre-MAA Filing
                                    anti-inflammatory

Rylomine(TM)            U.S.        Acute pain                 Phase II
(intranasal morphine)   Europe      Acute moderate-to-severe   Phase II
                                    pain

PMI-150                 U.S.        Acute moderate-to-severe   Phase II
(intranasal ketamine)               pain, breakthrough pain
                        Europe      Acute moderate-to-severe   Phase II
                                    pain, breakthrough pain

     Fulfillment of both European and U.S. Food & Drug Administration's ("FDA") regulatory requirements typically takes several years, depending upon the type, complexity and novelty of the product candidate, and requires substantial resources towards product filing and approval. We have successfully completed bioequivalency studies and has initiated the pivotal clinical program of Dyloject(TM) for the European markets and if successful, expects to file an MAA. In the U.S., we expect to file an End-of-Phase II package with the FDA for Dyloject(TM) in 2005. We anticipate completing our Rylomine(TM) Phase II program and having its End-of-Phase II meeting with the FDA in 2005. Lastly, the PMI-150 is completing Phase II clinical trials in the U.S. and is expected to begin Phase III clinical trials in 2006.

     Through June 30, 2005, we had invested approximately $42.5 million in research and development activities. The proprietary technology used to develop the product candidates is protected by patents filed and/or approved both in the United States and worldwide. Since inception, we have been awarded approximately $6 million in competitive and peer-reviewed government funding, including contracts from the U.S. Department of Defense and grants from the National Institutes of Health/National Cancer Institute.

PAIN PHARMACEUTICALS MARKET OVERVIEW

     The value of the global pharmaceutical market for pain relief was approximately $23 billion in 2004(www.arrowheadpublishers.com/ PainTherapeutics.html). Two-thirds of the dollar volume of the U.S. prescription pain medication market is for drugs used to treat chronic pain, and one-third is for drugs used for indications associated with acute pain. Our products are designed to fulfill unmet and underserved medical needs for a number of moderate-to-severe pain indications, including breakthrough cancer pain, post-operative pain, breakthrough lower back pain, orthopedic injury pain, and burn pain. Despite advances in medicine and the development of new prescription pain medications, we believe that treatment for these indications remains a critical area of unmet and underserved medical need.

MARKET OPPORTUNITY

     Despite advances in medicine and the development of new drugs, pain relief remains a critical area of unmet and underserved medical need. Increasingly, patients, advocacy groups, and the media are highlighting the shortcomings of pain management. The Joint Commission for the Accreditation of Healthcare Organizations has recently introduced new standards for pain assessment and control, but the methods to achieve these standards are still not optimal. Commercially available oral pain medications provide a slow onset of pain relief, generally taking 15-20 minutes and sometimes as long as 40 minutes. Undertreatment or overtreatment often results from the difficulty in matching the doses of currently available drugs to the patient's level of pain. Further, these currently available drugs can be simply ineffective. Other shortcomings of existing pain drugs include poor side effect profiles and the invasive, resource-intensive nature of intravenous administration.

     We are developing differentiated pain control products that provide the flexibility and versatility required to adequately address the limitations of existing prescription pain pharmaceuticals. First, all three of our product candidates appear to work faster than the oral formulations of the currently available prescription pain products. These product formulations rapidly deliver our drugs into the bloodstream following either IV or intranasal administration and provide appreciable relief of moderate-to-severe pain within ten minutes according to initial clinical results.

     Second, Rylomine(TM) and PMI-150 product candidates address patient and provider preferences for self-medication and less invasive administration. Both have IV-like pharmacokinetics without the invasive nature of IV administration or the need for costly and cumbersome patient controlled analgesia devices. These product candidates present a significant opportunity for drug therapy in medically supervised settings. The economic benefit is compelling as the nasal route of administration eliminates the need for personnel and equipment necessary to establish an IV line. In addition, a non-invasive route of delivery reduces the incidence of needle-stick injuries and the potential for transmission of blood-born viruses. Finally, the ability to self-regulate provides an important benefit of control to the patient and avoids doses that are higher than necessary to achieve safe and effective management of pain.

     Third, Dyloject(TM) and PMI-150 product candidates provide alternatives to the use of opioids such as morphine for treating moderate-to-severe pain. Opioid administration to trauma patients must be undertaken with great caution, vigilance and repeated titration of very small doses due to their recognized risks of lowering blood pressure and causing respiratory depression. PMI-150 has been used off-label to treat trauma pain, as it does not have the same potentially lethal, dose-limiting side effects as an opioid. The typical treatment of breakthrough pain requires a combination of various opioids. When used in combination with opioids, ketamine has been reported to reduce the dependence on opioids, thereby reducing the requirement for narcotics, and enhancing the patient's overall quality of life

     Dyloject(TM) has the potential to provide an attractive alternative to opioids for the treatment of post-operative pain. Our most significant U.S. competitor in the injectable nonsteroidal anti-inflammatory drugs ("NSAID") category is ketorolac tromethamine. When first launched, this drug had significant sales prior to FDA's imposing a black box warning limiting the combined duration of IV plus oral use of Toradol(R) to five days because of the risk of serious adverse events. Oral diclofenac can be used safely in excess of five days and has a considerably superior safety profile. Our Dyloject(TM) product candidate would be the first injectable version of diclofenac to be marketed in the U.S. Europe presents a meaningful opportunity for our product as well since injectable Voltarol(R) (diclofenac sodium) has significant drawbacks including the need to freshly prepare, buffer and dilute at the pharmacy and infuse to the patient slowly over 30 minutes.

     Oral diclofenac is the leading prescribed product in the post-operative pain category. Dyloject(TM) would provide the medical healthcare provider, for the first time, an injectable version of this drug for use in the immediate post-operative, in-hospital period. We anticipate the consistency of parent drug and the drug's dosage and administration regimen will allow for easy transition from injectable to oral diclofenac when post-operative patients are able to resume oral intake, thereby lowering the barrier to entry and driving product adoption.

PAIN INDICATIONS

     The following describes the five key pain indications targeted by Javelin.

-- BREAKTHROUGH CANCER PAIN

     The prevalence of cancer pain is growing due to the progressive aging of the general population and further increases in cancer survival rates as a result of new therapies and treatments. Cancer pain represents the sum of continuous or baseline pain, for which round-the-clock regimens of long-acting analgesics are generally recommended, plus intermittent or breakthrough pain, for which the current standard of care is to administer as-needed, immediate-release oral opiods (www.ncbi.nlm.nih.gov/books/ bv.fcgi?rid=hstat6.chapter.18803). Breakthrough cancer pain is characterized by episodes of acute, moderate-to-sever pain that suddenly flare up and overcome a standing, by-the-clock pain management regimen (www.whocancerpain.wisc.edu /eng/17_4/Interview) This type of pain is particularly difficult to treat due to its severity, rapid onset, and the often unpredictable nature of its occurrence. On average, patients suffering from breakthrough cancer pain experience one to five breakthrough episodes per day. Based upon careful estimates of the prevalence of cancer breakthrough pain conducted both within the US. and internationally (www.whocancerpain.wisc.edu/eng/17_4/Research), we estimate that about two-thirds of the approximately 785,000 patients in the U.S. suffering from moderate-to-severe cancer pain require treatment for breakthrough pain. We believe, based upon the properties that our product candidates have displayed in our clinical trials to date, that one or more of them might provide a faster-acting and more effective alternative treatment for breakthrough cancer pain.

-- POST-OPERATIVE PAIN

     Post-operative pain is typically attributable to acute, moderate-to-severe pain and is the direct result of a surgical procedure and the resulting inflammation associated with the trauma of surgery Each year in the U.S., 15 million surgeries are performed that require opioid therapy. Post-operative pain following minor surgical procedures is usually treated with oral or parenteral NSAIDs or a weak oral opioid. More invasive surgical procedures require hospitalization for monitoring and management of post-operative pain. Intravenous patient-controlled analgesia ("PCA") with opioids is the therapy of choice for treating this latter patient population prior to discharge from the hospital. PCA allows a patient to receive drugs on demand by using an infusion pump that is programmed by the physician to intermittently administer a single dose of a drug, typically morphine or a similar opioid, when the patient pushes a button. The addition of parenteral or oral NSAIDs to this regimen is gaining broader use as NSAIDs have been demonstrated to decrease the requirement for opioids. We believe that one or more of our product candidates might be effective for the management of pain following minor surgical procedures and offer a readily acceptable alternative to IV PCA for the management of moderate-to-severe pain and breakthrough pain following major surgical procedures.

-- BREAKTHROUGH BACK PAIN

     Lower back pain is the most common medical complaint in developed countries Thus, the patient population is extremely large, and while a host of physiotherapy, nerve block, and surgical approaches are available, analgesics are the mainstay of most therapeutic treatment program. According to the National Institutes of Health, Americans spend $50 million each year on lower back pain (www.ninds.nih.gov/disorders/backpain/detail_backpain.htm), the most common cause of job-related disability and a leading contributor to missed work. The most severe episodes require the use of opioids.. We believe that one or more of our product candidates might effectively treat the subset of patients suffering from breakthrough episodes of lower back pain whose cases are severe enough to be activity-limiting.

-- ORTHOPEDIC INJURY

     Treatment of fractures can involve the realignment of bones, a procedure referred to as reduction. Although fractures and dislocations are generally due to minor injuries, the time leading up to and during reduction of a fracture or the correction of a dislocation is often associated with acute, moderate-to-severe pain. According to the National Center for Health Statistics' Annual Health Survey published in 2001, there were approximately 15 million emergency department visits due to fractures or dislocations in the U.S. annually in from 1992-1999.

(www.cdc.gov/nchs/data/series/sr_13/sr13_150.pdf) We believe that emergency departments have an economic incentive to use any therapy that can speed patient discharge from the hospital and avoid expenses associated with administration of intravenous drugs. We also believe that one or more of our product candidates might satisfy the underserved medical need for agents that are fast-acting, safe, and easily titrated to treat moderate-to-severe pain associated with orthopedic injury in the emergency department setting.

-- BURN PAIN

     According to the American Burn Association, there are over one million burn injuries each year in the U.S. of which 700,000 present to emergency rooms and 45,000 require hospitalization (www.ameriburn.org/pub/ BurnIncidenceFactSheet.htm). Burn pain in the latter group is typically immediate and of moderate-to-severe intensity as a result of injuries sustained after thermal, chemical or electrical trauma to skin and deeper tissue, as well as the removal or reapplication of dressings applied to the initial burn. Burn pain is often more challenging to control than post-operative pain and is currently treated with potent intravenous opioids, oral opioids, and other oral analgesics. Pain associated with burn trauma continues to impair the lives of burn victims long after the initial injury and hospitalization. The published research on pain in this population is much less extensive than for post-operative or cancer pain, and we believe the burn pain patient population to be largely underserved. We believe that one or more of our product candidates might be effective for the management of pain following in-patient burn treatments, as well as for treating various forms of procedural pain, including wound care treatments and dressing reapplications.

STRATEGY

     Our goal is to become a successful specialty pharmaceutical company by focusing our efforts on developing new prescription pain medications that are simple, user friendly and cost-effective for the potential future treatment of patients with underserved pain management needs. Key elements of this commercialization strategy are:

     o FOCUS ON UNMET AND UNDERSERVED MEDICAL NEEDS IN THE PRESCRIPTION PAIN MEDICATION MARKET. Despite advances in medicine and the development of new drugs, pain relief remains a critical area of unmet and underserved medical need. Increasingly, patients, advocacy groups, and the media are highlighting the shortcomings of pain management. We will continue to focus on developing and commercializing differentiated pain control products that provide the flexibility and versatility required to adequately address the limitations of existing prescription pain drugs.

     o EFFICIENTLY SELECT PRODUCT CANDIDATES TO MINIMIZE RISK AND MAXIMIZE OPPORTUNITY. We will continue to use in-house experience and capabilities in product development, business development and portfolio management to build and maintain an attractive product portfolio and candidate pipeline.

     o DEVELOP NEW PRODUCTS WITH REDUCED CLINICAL AND REGULATORY RISK. Following the specialty pharmaceutical business model, we will seek to develop branded pharmaceuticals with novel formulations, routes of administration, methods and modes of delivery and new indications from existing approved drugs with established safety profiles.

     o RETAIN SALES AND MARKETING RIGHTS TO PRODUCT CANDIDATES THROUGH LATE STAGE DEVELOPMENT. We currently retains U.S. and worldwide marketing and distribution rights for our products. We may retain marketing rights for narrow distribution channels in the U.S. and license out broader distribution channels and non U.S. rights.

PRODUCTS

     We are developing differentiated pain control products that provide the flexibility and versatility required to adequately address the limitations of existing prescription pain pharmaceuticals. The current pipeline includes three lead product candidates, each of which is protected by different intellectual property and is based on different technology. We selected these product candidates based on our belief that each offered significantly lower clinical, regulatory, and commercial risk profiles as compared to new chemical entities.

COMPETITIVE GRANTS

     We have received the following grants that provide both financial and development support for several of our clinical programs.

-- U.S. DEPARTMENT OF DEFENSE

     The U.S. Department of Defense has awarded us a total of approximately $5.5 million in contracts and grants to develop PMI-150 for the treatment of acute moderate-to-severe pain in military personnel and for mass casualty management. These contracts reimburse us for expenses associated with some aspects of the non-clinical, clinical, and manufacturing sub-projects required to support a NDA submission.

STRATEGIC AGREEMENTS

-- SHIMODA AGREEMENT

     In December 2001, IDDS entered into a license agreement with Shimoda Biotech, Ltd. and its wholly-owned subsidiaries, Farmarc N.A.N.V. (Netherlands Antilles) and Farmarc Netherlands B.V. under which IDDS received certain worldwide, exclusive rights to develop and commercialize products related to a proprietary formulation of the injectable delivery of diclofenac. Shimoda Biotech, Ltd. and Farmarc's rights to the formulation were originally licensed from Janssen Pharmaceutica Products, L.P. Under the terms of this agreement, IDDS agreed to use commercially reasonable efforts to bring to market products that use the technology it licensed from Farmarc and Shimoda, continue active marketing efforts for those products, and comply with the commercialization timelines imposed on Shimoda by IDDS that licensed some of this technology to Shimoda. IDDS is currently in compliance with the agreement and has positive relations with its license partners. Shimoda agreed that it will not grant to any third party any right or license under any of Shimoda's intellectual property rights involving the use of any cyclodextrin product related to pain management, anesthesia or sedation without first offering IDDS the right on the same terms and conditions. Under the license agreement with Shimoda Biotech (Proprietary) Ltd., we are also obligated to pay an aggregate of $6.0 million upon the occurrence of specified developmental milestones, which include the filing of an NDA with the FDA for Dyloject(TM), the approval of an NDA by the FDA and the first commercial sale of a licensed product and pay a royalty based upon our and our sublicensees' sales of products. As of December 31, 2004, we had paid Shimoda in aggregate $1.7 million in cash since the inception of this agreement. Under this agreement, the timing of the remaining milestones is dependent upon factors that are beyond our control, including our ability to recruit patients, the outcome of future clinical trials and any requirements imposed on our clinical trials by the FDA. If the FDA imposes more stringent requirements on our clinical trials, the length and number of such trials may be increased resulting in additional research and development expenses. We are obligated to pay Shimoda and Farmarc, on a country-by-country basis, a royalty on the sales, net of various customary cash discounts, attributable to these products.

-- WEST PHARMACEUTICAL AGREEMENTS

     In August 2000, IDDS entered into a license agreement, which was amended in October 2001 and October 2003, with West Pharmaceutical under which IDDS received a worldwide, exclusive right to develop and commercialize intranasal morphine under patents held by West Pharmaceutical for the transmucosal delivery of morphine to humans and animals for the treatment of pain. In February 2005, as part of a sale transaction, West Pharmaceutical assigned the License Agreement and related agreements to Archimedes Pharma Limited ("Archimedes"), and Archimedes assumed all of West Pharmaceutical's obligations thereunder. The licensed patent portfolio from West Pharmaceuticals provides U.S. protection until 2014 and worldwide protection through 2016. The term of the license remains in effect until the last to expire of the Licensed Patents. We believe that our recently filed patent applications, if approved, will significantly expand the life of these patents. In the future, we may be required to pay Archimedes an aggregate of $5.0 million for research and development milestones if certain defined events occur, which include the first filing of a marketing authorization application with a regulatory agency, first approval of a marketing authorization application and the first commercial sale of a licensed product. As of December 31, 2004, we had paid West in aggregate $5.6 million in cash since the inception of this agreement. The timing of the remaining milestones is dependent upon factors that are beyond our control, including our ability to recruit patients, the outcome of future clinical trials and any requirements imposed on our clinical trials by regulatory agencies. If regulatory agencies impose more stringent requirements on our clinical trials, the length and number of such trials may be increased resulting in additional research and development expenses. We are obligated to pay Archimedes a royalty on the sales, net of various customary cash discounts, attributable to intranasal morphine.

-- KETAMINE LICENSE

     IDDS assumed a license agreement with Dr. Stuart Weg upon the closing of its merger with Pain Management, Inc., another specialty pharmaceutical company, in September 2000. The license grants JAVELIN the exclusive, worldwide rights for the intellectual property surrounding intranasal ketamine. The term of the license agreement remains in effect until the last to expire of the patent rights. Under the license agreement with Dr. Weg, we are obligated to make aggregate milestone payments of approximately $1.6 million to Dr. Weg, Herbert Brotspies and Calgar & Associates. As of June 30, 2005, we had paid Dr. Weg, Herbert Brotspies and Calgar & Associates an aggregate of $950,000 in cash and issued 236,298 shares of common stock in lieu of cash payments of $600,000. We are also obligated to pay Dr. Weg, Dr. Brotspies, and Calgar & Associates a royalty on the sales, net of various customary cash discounts, attributable to intranasal ketamine.

SALES AND MARKETING

     Our commercialization efforts will focus on a dual-path marketing and distribution strategy as a result of our areas of therapeutic focus. A narrow channel of distribution will target hospitals, chronic care facilities, palliative care providers, long-term care centers, pain specialists, high-prescribing oncologists, oncology clinics, burn clinics, and customers such as the U.S. Department of Defense. This focused approach allows for the creation of a small internal sales and marketing organization. In addition to building our own sales and marketing organization, we are also evaluating the utilization of a broader channel of distribution such as large, established pharmaceutical companies and contract sales organizations to assist in the broadest commercialization of its product candidates. In order to cover all of the key prescribing physicians at an adequate level of reach and frequency, we would need to significantly expand our proposed sales force or partner with a company with a substantial sales organization. Outside of the U.S. we intend to sublicense distribution and marketing rights to one or more pharmaceutical companies with established sales forces in the targeted territories.

COMPETITION

     Our success will depend, in part, upon our ability to achieve market share at the expense of existing, established products and future products in the relevant target markets. Existing and future products, therapies, technological innovations, and delivery systems will compete directly with our products. Competing products and technologies may provide greater therapeutic benefit for a specific indication or may offer comparable performance at a lower cost. Alternative technologies are being developed to improve the delivery of drugs within the prescription pain management industry, several of which may be in the clinical trials stage or are awaiting approval from the FDA. Many of these competitors may also have access to more resources, financial and otherwise, which may allow these institutions to develop and market competing products more rapidly and more effectively than we have. In addition, many of these competitors, either alone or together, with their collaborative partners, operate larger research and development programs and have substantially greater financial resources than we do, as well as significantly greater experience in developing drugs, undertaking preclinical testing and human clinical trials, obtaining FDA and other regulatory approvals of drugs, formulating and manufacturing drugs and launching, marketing and selling drugs.

INTELLECTUAL PROPERTY

     We currently have certain exclusive license rights under the eight US patents listed below as well as similar rights to a number of related foreign patents and patent applications filed under Patent Cooperation Treaties. The US patents are:

---------------------- -------------------------- ---------------------------
    Patent Numbers          Product Candidate              Expiration Date
    --------------          -----------------              ---------------
---------------------- -------------------------- ---------------------------
      5,989,582                  Ketamine                  Feb. 25, 2014
---------------------- -------------------------- ---------------------------
      6,248,789                  Ketamine                  Feb. 25, 2014
---------------------- -------------------------- ---------------------------
      5,543,434                  Ketamine                  Feb. 25, 2014
---------------------- -------------------------- ---------------------------
      5,679,714                  Ketamine                  Oct. 21, 2014
---------------------- -------------------------- ---------------------------
      5,744,166                  Morphine                  Aug. 21, 2011
---------------------- -------------------------- ---------------------------
      5,629,011                  Morphine                  May 13, 2014
---------------------- -------------------------- ---------------------------
      5,554,388                  Morphine                  Sept. 10, 2013
---------------------- -------------------------- ---------------------------
      5,679,660                 Diclofenac                 Dec. 2, 2014
---------------------- -------------------------- ---------------------------


MANUFACTURING

     We do not own any manufacturing facilities. We contract with qualified third parties which must comply with current good manufacturing practices and procedures reviewed by the FDA for the manufacture of bulk active pharmaceutical ingredients and finished product. We have not entered into any commercial manufacturing agreements to date. Historically, we have worked with several manufacturing vendors including and most recently DPT Lakewood, Inc. for the clinical supply of Rylomine(TM) and PMI-150, and with Precision Pharma for the clinical supply of Dyloject(TM). We were advised that the FDA has inspected and approved both DPT Lakewood, Inc. and Precision Pharma facilities and both were determined to be in compliance with good manufacturing practices.

     We believe that the raw materials needed for production of our product candidates are readily available from alternative supplies. However, as part of the regulatory approval process we must specify the manufacturing process and the particular raw materials to be used. Changes in the materials or the manufacturer could be subject to prior regulatory approval.

GOVERNMENT REGULATION

     The FDA and comparable regulatory agencies in foreign countries as well as pharmacy regulators in state and local jurisdictions, impose substantial requirements upon the clinical development, manufacture and marketing of pharmaceutical products. These agencies and other federal, state and local entities regulate research and development activities and the testing, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, approval, advertising, and promotion of our products.

     The process required by the FDA under the drug provisions of the United States Food, Drug, and Cosmetic Act before our initial products may be marketed in the U.S. generally involves the following:

     o    Preclinical laboratory and animal tests;

     o Submission of an IND, which must become effective before human clinical trials may begin;

     o Adequate and well-controlled human clinical trials to establish the safety and efficacy of the product candidate for its intended use;

     o    Submission to the FDA of a NDA; and

     o    FDA review and approval of a NDA.

              CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

     This prospectus contains or incorporates by reference forward-looking statements that we believe are within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, which are intended to be covered by the safe harbors created by such acts. These statements describe our attempt to predict future events, such as our ability to achieve satisfactory operating performance, the viability of our business model, the regulatory responses to our product candidates, our ability to obtain needed working capital, the market acceptance of our product candidates and the protection of our proprietary information.

     The shares of our common stock being offered for resale by the selling stockholders are highly speculative in nature, involve a high degree of risk and should be purchased only by persons who can afford to lose the entire amount invested in the common stock. Before purchasing any of the shares of common stock, you should carefully consider the following factors relating to our business and prospects which factors constitute the material risks related to an investment in our common stock. If any of the following risks actually occurs, our business, financial condition or operating results could be materially adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

                                  RISK FACTORS

                         RISKS RELATED TO OUR BUSINESS

WE CURRENTLY HAVE NO PRODUCT REVENUES AND CANNOT ESTIMATE WHEN PRODUCT REVENUES MAY COMMENCE.

     To date, we have devoted significant financial resources to research and development of our products. Until, and if, we receive approval from the FDA and from regulatory authorities in foreign jurisdictions for our product candidates, we cannot sell our products and we will not have product revenues. As a result, we have generated significant operating losses. As of June 30, 2005, we had an accumulated deficit of $55.6 million, excluding approximately $3.6 million deemed dividend; although, $18.6 million of this amount is related to a non-cash charge we incurred in connection with a research and development write-off related to its formation. We used substantial amounts of cash to date and expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure and research and development activities. We will fund our operations and capital expenditures from the net proceeds of the placement, cash on hand and government grants and contracts.

WE EXPECT TO NEED ADDITIONAL FINANCING TO OPERATE OUR BUSINESS, WHICH FINANCINGS MAY NOT BE AVAILABLE ON SATISFACTORY TERMS OR AT ALL, THEREBY CAUSING DILUTION TO EXISTING HOLDERS OR REDUCTION OF RESEARCH ACTIVITIES.

     We believe that our existing cash and cash equivalents will be sufficient to support the current operating plan for at least through June 30, 2006. However, funding requirements may change as a result of many factors, including delays in development activities, underestimates of budget items, unanticipated cash requirements, increased regulatory requirements with attendant time delays, limitation of development of new potential products, future product opportunities with collaborators, future licensing opportunities and future business combinations. Consequently, we may need to seek additional sources of financing, which may not be available on favorable terms, if at all.

     We plan to seek to raise additional financing through public or private equity offerings, debt financings or additional corporate collaboration and licensing arrangements. To the extent we raise additional capital by issuing equity securities, our stockholders may experience dilution. To the extent that we raise additional capital by issuing debt securities, we would incur substantial costs relating to interest payments, may be required to pledge assets as security for the debt and may be constrained by restrictive financial and/or operational covenants. To the extent that we raise additional funds through collaboration and licensing arrangements, it may be necessary to relinquish some rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us.

     If we do not succeed in raising additional funds on acceptable terms, we may be unable to complete planned pre-clinical and clinical trials or obtain approval of our product candidates from the FDA and other regulatory authorities. In addition, we could be forced to discontinue product development, curtail operations, reduce or forego sales and marketing efforts and lose attractive business opportunities.

WE ARE NOT CURRENTLY PROFITABLE AND MAY NEVER ACHIEVE OR SUSTAIN PROFITABILITY.

     We have a history of losses and expects to incur substantial losses and negative operating cash flows for the foreseeable future, and it may not achieve or maintain profitability. For the years ended December 31, 2003 and , 2004 and the six months ended June 30, 2005, we had operating losses of $3.2 million, $7.0 million and $4.6 million, respectively. Our current "burn rate" (amount of cash we spend to fund operations) for the six months ended June 30, 2005 is approximately $975,000 per month. Even if we succeed in developing and commercializing one or more of the product candidates, we expect to incur substantial losses for the foreseeable future and may never become profitable. We also expect to continue to incur significant operating and capital expenditures for the next several years and anticipate that our expenses will increase substantially in the foreseeable future as we:

     o continue to undertake pre-clinical development and clinical trials for the product candidates;

     o    seek regulatory approvals for the product candidates;

     o    implement additional internal systems and infrastructure;

     o    lease additional office facilities;

     o    hire additional personnel; and

     o    expand research and development activities.

     We also expect to experience negative cash flows for the foreseeable future as we fund our operating losses and capital expenditures. As a result, we will need to generate significant revenues in order to achieve and maintain profitability. We may not be able to generate these revenues or achieve profitability in the future. Our failure to achieve or maintain profitability could negatively impact the value of our common stock.

WE HAVE A LIMITED OPERATING HISTORY UPON WHICH TO BASE AN INVESTMENT DECISION.

     We are a development-stage company and have not yet demonstrated our ability to perform the functions necessary for the successful commercialization of any of the product candidates. The successful commercialization of our product candidates will require us to perform a variety of functions, including:

     o    continuing to undertake preclinical development and clinical trials;

     o    participating in regulatory approval processes;

     o    formulating and manufacturing products; and

     o    conducting sales and marketing activities.

     Our operations have been limited to organizing and staffing, acquiring, developing and securing our proprietary technology and undertaking pre-clinical trials and clinical trials of our principal product candidates. These operations provide a limited basis to assess our ability to commercialize our product candidates and the advisability of investing in our securities.

IF WE FAIL TO OBTAIN OR MAINTAIN THE NECESSARY U.S. OR WORLDWIDE REGULATORY APPROVALS FOR THE PRODUCT CANDIDATES, WE WILL BE UNABLE TO COMMERCIALIZE THEM.

     Government regulations in the U.S. and other countries have a significant impact on our business and affect the research and development, manufacture and marketing of its products. We will require FDA approval to commercialize our product candidates in the U.S., and approvals from similar regulatory authorities in foreign jurisdictions to commercialize our product candidates in those jurisdictions. In order to obtain FDA approval of any of our product candidates, we must submit to the FDA a New Drug Application ("NDA"), demonstrating that the product candidate is safe for humans and effective for its intended use. This demonstration requires significant research and animal testing, which are referred to as pre-clinical studies, as well as human studies, which are referred to as clinical trials. We cannot predict whether our research and clinical approaches will result in drugs that the FDA considers safe for humans and effective for indicated uses. The FDA has substantial discretion in the drug approval process and may either refuse to accept our application, or may decide after review of our application that the data is insufficient to allow approval of the relevant product. If the FDA does not accept or approve our application, it may require us to conduct additional pre-clinical testing, manufacturing studies or clinical studies and submit that data before it will reconsider our application. The FDA may also require us to perform post-approval studies. The approval process may also be delayed by changes in government regulation, future legislation or administrative action or changes in FDA policy that occur prior to or during our regulatory review. Delays in obtaining regulatory approvals may:

     o delay commercialization of, and our ability to derive product revenues from, the product candidates;

     o    impose costly procedures; and

     o    diminish competitive advantages that we may otherwise enjoy.

     Even if we comply with all FDA requests, the FDA may ultimately reject one or more of our NDAs. We cannot be certain that we will ever obtain regulatory clearance for any of our product candidates. Failure to obtain FDA approval of any of our principal product candidates will severely undermine our business by reducing the number of potential salable products and, therefore, corresponding product revenues. Also, the FDA might approve one or more of the product candidates but may also approve competitors' products possessing characteristics that offer their own treatment advantages.

     Before we submits our NDAs, we plan to request waivers or deferrals from the requirement under the Pediatric Research Equity Act of 2003 to include an assessment, generally based on clinical study data, of the safety and efficacy of our drugs for all relevant pediatric populations. We can make no assurances that the FDA will grant our waiver or deferral requests. If we are required to conduct clinical research studies in pediatric patients, this could delay the development and possible approval of our products and increase the overall costs of product approvals.

     In addition, even after these product candidates are marketed, the products and the manufacturers are subject to continual vigilance and review by applicable regulatory authorities, including FDA adverse event reporting requirements and FDA requirements governing product distribution, advertising, and promotion. At any stage of development or commercialization, the discovery of previously unknown problems with the product candidates, our own manufacturing or the manufacture by third-party manufacturers may result in restrictions on the products or the manufacture, including withdrawal of the product from the market.

     In foreign jurisdictions, we must receive approval from the appropriate regulatory, pricing and reimbursement authorities before we can commercialize and market our drugs. Foreign regulatory approval processes generally include all of the risks associated with the FDA approval procedures described above. Pursuing foreign regulatory approvals will be time-consuming and expensive. The regulations vary among countries, and foreign regulatory authorities may require different or additional clinical trials than we conducted to obtain FDA approval for our product candidates. We cannot give any assurance that we will receive the approvals necessary to commercialize the product candidates for sale outside the United States.

     Because we have limited foreign regulatory, clinical and commercial resources, we may plan to commercialize some products internationally through collaborative relationships with foreign partners. Future partners are critical to our international success. We may not be able to enter into collaboration agreements with appropriate partners for important foreign markets on acceptable terms, or at all. Future collaborations with foreign partners may not be effective or profitable for us.

THE PRODUCT CANDIDATES CONTAIN CONTROLLED SUBSTANCES, THE SUPPLY OF WHICH MAY BE LIMITED BY U.S. GOVERNMENT POLICY AND THE AVAILABILITY OF WHICH MAY GENERATE PUBLIC CONTROVERSY, THEREBY REDUCING OR RESTRICTING ANY FUTURE MARKETING ARRANGEMENTS OR SALES.

     The active ingredients in some of the current product candidates, including morphine and ketamine, are regulated by the U.S. Drug Enforcement Administration ("DEA"), as Schedule II or III substances under the Controlled Substances Act of 1970. Most states place similar controls over these products under the Board of Pharmacy or similar agency. Consequently, their manufacture, shipment (including import and export), storage, sale and use are subject to the highest degree of regulation and accountability. For example, all regular Schedule II drugs must be prescribed by a physician, or under a physician's direction, and may not be refilled within 30 days. Furthermore, the amount of Schedule II substances we can obtain for clinical trials, manufacturing and commercial distribution is limited by the DEA under a quota system, and our allotment may not be sufficient to complete clinical trials or meet commercial demand, if any.

     Products containing controlled substances may generate public controversy. The World Health Organization advocates balance in national analgesic policies, so as to meet medical needs for opioids and other controlled substances while reducing opportunities for drug abuse, misuse and diversion. Opponents of these products, however, may seek restrictions on marketing and withdrawal of any regulatory approvals. In addition, these opponents may seek to generate negative publicity in an effort to persuade the medical community to reject these products. Political pressures and adverse publicity could lead to delays in the introduction and marketing of the product candidates, increased expenses for marketing, and/or restricted availability of its product candidates. Our contract manufacturers that make and handle controlled substances also are subject to inspections by DEA and state authorities to evaluate ongoing compliance with security and other requirements under relevant federal and state controlled substance law and regulations. We do not have control over the contract manufacturers' compliance with these regulations and standards. Failure to comply with applicable law and regulatory requirements may result in action such as civil penalties, refusal to renew necessary registrations, or initiating proceedings to revoke those registrations and, in certain circumstances, criminal proceedings. If one of these manufacturers has its registration revoked, denied or suspended, it can no longer lawfully possess or distribute controlled substances, thereby possibly resulting in a negative impact on our business.

THE PRODUCT CANDIDATES ARE IN THE MIDDLE-TO-LATE STAGES OF CLINICAL TRIALS AND THERE IS NO ASSURANCE THAT FINAL APPROVAL WILL BE OBTAINED.

     The product candidates may never be successfully marketed or manufactured. The three principal product candidates, Dyloject(TM), Rylomine(TM) and PMI-150, are in the middle-to-late stages of clinical testing on a limited number of patients. For some medical uses for which we hope to market the product, to date there have been few or no studies to determine the efficacies of the specific product candidates. It also is possible that the FDA will disagree with our current clinical and pre-clinical research plans and require us to conduct more extensive studies than we currently anticipate before that agency will consider our products for marketing approval. Some of our future studies involve drug exposures for durations that are significantly longer than we have tested thus far. The longer-term studies could reveal safety or other issues that could have an adverse impact on the ability to gain marketing approval. The FDA has raised certain issues with respect to some of the products, such as irritation seen in animals treated with the diclofenac product candidate and known toxicities of cyclodextrins other than the hydroxypropyl-beta-cyclodextrin that is employed to solubilize diclofenac in our product candidate. We need to commit substantial time and additional resources in order to conduct further clinical trials before we can submit a NDA with respect to any of these product candidates. We cannot predict with any certainty if or when we might submit a NDA for regulatory approval of any of our product candidates.

CLINICAL TRIALS ARE EXPENSIVE, TIME-CONSUMING AND DIFFICULT TO DESIGN AND IMPLEMENT WHICH COULD AFFECT ALLOCATIONS OF FUNDS AND TIME FROM OTHER PROGRAMS.

     Clinical trials are expensive and difficult to design and implement, in part because they are subject to rigorous regulatory requirements. Further, the medical, regulatory and commercial environment for pharmaceutical products changes quickly and often in ways that we may not be able to accurately predict. The clinical trial process is also time-consuming. We estimate that clinical trials of the product candidates will take several more years to complete. Furthermore, as failure can occur at any stage of the trials, we could encounter problems that cause us to abandon or repeat clinical trials. The commencement and completion of clinical trials may be delayed by several factors, including:

     o    changes to applicable regulatory requirements;

     o    unforeseen safety issues;

     o    determination of dosing issues;

     o    lack of effectiveness in the clinical trials;

     o    slower than expected rates of patient recruitment;

     o    inability to monitor patients adequately during or after treatment;

     o inability or unwillingness of medical investigators to follow our clinical protocols;

     o inability to maintain a supply of the investigational drug in sufficient quantities to support the trials; and

     o suspension or termination of clinical trials for various reasons, including noncompliance with regulatory requirements or changes in the clinical care protocols and standards of care within the institutions in which our trials take place.

     In addition, we or the FDA may suspend the clinical trials at any time if it appears that we are exposing participants to unacceptable health risks or if the FDA finds deficiencies in our Investigational New Drug Application ("IND") submissions or the conduct of these trials.

     A number of companies in the biotechnology and drug development industry have suffered significant setbacks in advanced clinical trials despite promising results in earlier trials. In the end, we may be unable to develop marketable products.

THE RESULTS OF THE CLINICAL TRIALS MAY NOT SUPPORT THE PRODUCT CANDIDATE CLAIMS.

     Even if the clinical trials are completed as planned, we cannot be certain that the results will support the product candidate claims or that the FDA or government authorities will agree with our conclusions regarding such results. Success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful, and we cannot be sure that the results of later clinical trials will replicate the results of prior clinical trials and pre-clinical testing. The clinical trial process may fail to demonstrate that the product candidates are safe for humans and effective for indicated uses. This failure would cause us to abandon a product candidate and may delay development of other product candidates. Any delay in, or termination of, the clinical trials will delay the filing of NDAs with the FDA and, ultimately, our ability to commercialize the product candidates and generate product revenues. In addition, the clinical trials involve a small patient population. Because of the small sample size, the results of these clinical trials may not be indicative of future results.

DELAYS IN PATIENT ENROLLMENT FOR CLINICAL TRIALS COULD INCREASE COSTS AND DELAY REGULATORY APPROVALS.

     The rate of completion of clinical trials will depend on the rate of patient enrollment. There may be substantial competition to enroll patients in clinical trials for other products in development. This competition has delayed the clinical trials of other biotechnology and drug development companies in the past. In addition, ongoing improvements in drug therapy, particularly for pain management drugs, may make it more difficult for us to enroll patients in our clinical trials as the eligible patient population may choose to enroll in clinical trials sponsored by other companies or choose other, recently-approved therapies. Delays in patient enrollment can result in increased development costs and delays in regulatory approvals.

PHYSICIANS AND PATIENTS MAY NOT ACCEPT AND USE OUR DRUGS WHICH WOULD CAUSE A CHANGE IN THE BUSINESS STRATEGY WITH ATTENDANT DELAYS AND NEEDS FOR CAPITAL FOR ANY NEW BUSINESS, AND POSSIBLY THE CESSATION OF BUSINESS.

     Even if the FDA approves our drugs, physicians and patients may not accept and use them. Acceptance and use of these drugs will depend upon a number of factors including:

     o perceptions by members of the health care community, including physicians, about the safety and effectiveness of these drugs and the use of controlled substances;

     o    cost-effectiveness of these drugs relative to competing products;

     o availability of reimbursement for the products from government or other healthcare payers; and

     o effectiveness of marketing and distribution efforts by us and our licensees and distributors, if any.

     Because we expect sales of the current product candidates, if approved, to generate substantially all of our product revenues for the foreseeable future, the failure of any of these drugs to find market acceptance would harm our business and could require us to seek additional financing.

OUR ABILITY TO GENERATE PRODUCT REVENUES WILL BE DIMINISHED IF THE DRUGS SELL FOR INADEQUATE PRICES OR PATIENTS ARE UNABLE TO OBTAIN ADEQUATE LEVELS OF REIMBURSEMENT THEREBY REDUCING FUTURE LEVELS OF REVENUES AND THE ABILITY TO ACHIEVE PROFITABILITY.

     Our ability to commercialize the drugs, alone or with collaborators, will depend in part on the extent to which reimbursement will be available from:

     o    government and health administration authorities;

     o    private health maintenance organizations and health insurers; and

     o    other healthcare payors.

     Significant uncertainty exists as to the reimbursement status of newly approved healthcare products. Healthcare payors, including Medicare, routinely challenge the prices charged for medical products and services. Government and other healthcare payers increasingly attempt to contain healthcare costs by limiting both coverage and the level of reimbursement for drugs. Even if the product candidates are approved by the FDA, insurance coverage may not be available, and reimbursement levels may be inadequate to cover such drugs. If government and other healthcare payors do not provide adequate coverage and reimbursement levels for any of the products, the post-approval market acceptance of its products could be diminished.

THE DRUG-DEVELOPMENT PROGRAMS DEPEND IN LARGE PART UPON THIRD-PARTY RESEARCHERS WHO ARE OUTSIDE OUR CONTROL.

     We depend upon independent investigators and collaborators, such as universities, medical institutions, and clinical research organizations, to conduct its pre-clinical and clinical trials under agreements with us. These collaborators are not our employees, and we cannot control the amount or timing of resources that they devote to our programs. These investigators may not assign as great a priority to our programs or pursue them as diligently as we would if we were undertaking such programs ourself. If outside collaborators fail to devote sufficient time and resources to these drug-development programs, or if their performance is substandard, the approval of our FDA applications, if any, and our introduction of new drugs, if any, will be delayed. These collaborators may also have relationships with other commercial entities, some of which may compete with us. If these collaborators assist our competitors at our expense, our competitive position would be harmed.

WE WILL RELY EXCLUSIVELY ON THIRD PARTIES TO MANUFACTURE OUR PRODUCT CANDIDATES, WITHOUT ANY DIRECT CONTROL OVER TIMING FOR PRODUCTION AND DELIVERY, THEREBY POSSIBLY AFFECTING ANY FUTURE REVENUES.

     We have relied exclusively on a limited number of vendors to supply raw materials and finished goods for our product candidates, and the loss of one of these parties could harm our business. The FDA and regulatory agencies in other countries also periodically inspect manufacturing facilities, including third parties who manufacture products or active ingredients for us. The FDA may not believe that the chosen manufacturers have sufficient experience making the dosage forms that we have contracted with them to produce, and may subject those manufacturers to increased scrutiny. Pharmaceutical manufacturing facilities must comply with applicable good manufacturing practice standards, and manufacturers usually must invest substantial funds, time and effort to ensure full compliance with these standards. We will not have control over our contract manufacturers' compliance with these regulations and standards. Failure to comply with applicable regulatory requirements can result in sanctions, fines, delays or suspensions of approvals, seizures or recalls of products, operating restrictions, manufacturing interruptions, costly corrective actions, injunctions, adverse publicity against us and our products and possible criminal prosecutions.

     If we are unable to obtain sufficient supplies of raw materials or if there is a significant increase in the price of raw materials, our business would be seriously harmed. If any of the product candidates receives FDA approval, we expect to rely on one or more third-party contractors to supply our drugs. If the current or future third-party suppliers cease to supply the drugs in the quantity and quality we need to manufacture the drug candidates or if the current or future third-party suppliers are unable to comply with good manufacturing practice and other government regulations, the qualification of additional or replacement suppliers could be a lengthy process, and there may not be adequate alternatives to meet our needs, which would negatively affect our business. We may not be able to obtain the necessary drugs used in our products in the future on a timely basis, if at all.

IF WE ARE UNABLE TO HIRE ADDITIONAL QUALIFIED PERSONNEL, OUR ABILITY TO GROW THE BUSINESS MAY BE HARMED. WE MUST HIRE AND RETAIN SKILLED EMPLOYEES IN A TIGHT LABOR MARKET AND WILL BE SUBJECT TO HIGH LABOR COSTS AND RELATED INCREASED EMPLOYMENT EXPENSES.

     We will also need to hire additional qualified personnel with expertise in preclinical testing, clinical research and testing, government regulation, formulation and manufacturing and sales and marketing. We will compete for qualified individuals with numerous biopharmaceutical companies, universities and other research institutions. Competition for such individuals, particularly in the New York City area, is intense, and we cannot be certain that our search for such personnel will be successful. Attracting and retaining qualified personnel will be critical to our success.

     Skilled employees in the industry are in great demand. We are competing for employees against companies located in the New York metropolitan area that are more established than we are and have the ability to pay more cash compensation than we do. We will require scientific personnel in many fields, some of which are addressed by relatively few companies. As a result, depending upon the success and the timing of clinical tests, we may experience difficulty in hiring and retaining highly skilled employees, particularly scientists. If we are unable to hire and retain skilled scientists, our business, financial condition, operating results and future prospects could be materially adversely affected.

     We currently have no designated sales and marketing staff, nor any internal sales or distribution capabilities. In order to commercialize the products, if any are approved, we intend to develop internal sales, marketing and distribution capabilities to target particular markets for our products, as well as make arrangements with third parties to perform these services for us with respect to other markets for our products. We may not be able to establish these capabilities internally or hire sales personnel with appropriate expertise to market and sell the products, if approved. In addition, even if we are able to identify one or more acceptable collaborators to perform these services for us, we may not be able to enter into any collaborative arrangements on favorable terms, or at all.

     If we enter into any collaborative arrangements for the marketing or sale of our products, our product revenues are likely to be lower than if we marketed and sold our products ourself. In addition, any revenues we receive would depend upon the efforts of our collaborators, which may not be adequate due to lack of attention or resource commitments, management turnover, change of strategic focus, business combinations or other factors outside of our control. Depending upon the terms of the collaboration, the remedies we may have against an underperforming collaborator may be limited. If we were to terminate the relationship, it may be difficult or impossible to find a replacement collaborator on acceptable terms, if at all.

IF WE CANNOT COMPETE SUCCESSFULLY FOR MARKET SHARE AGAINST OTHER DRUG COMPANIES, WE MAY NOT ACHIEVE SUFFICIENT PRODUCT REVENUES, AND OUR BUSINESS WILL SUFFER.

     The market for our product candidates is characterized by intense competition and rapid technological advances. If the product candidates receive FDA approval, they will compete with a number of existing and future drugs and therapies developed, manufactured and marketed by others. Existing or future competing products may provide greater therapeutic convenience or clinical or other benefits for a specific indication than the products, or may offer comparable performance at a lower cost. If the products fail to capture and maintain market share, we may not achieve sufficient product revenues, and our business will suffer.

     We will compete against fully integrated pharmaceutical companies and smaller companies that are collaborating with larger pharmaceutical companies, academic institutions, government agencies and other public and private research organizations. Many of these competitors have prescription analgesics already approved or in development. In addition, many of these competitors, either alone or together, with their collaborative partners, operate larger research and development programs and have substantially greater financial resources than we do, as well as significantly greater experience in:

     o    developing drugs;

     o    undertaking preclinical testing and human clinical trials;

     o    obtaining FDA and other regulatory approvals of drugs;

     o    formulating and manufacturing drugs; and

     o    launching, marketing and selling drugs.

     The United States Food, Drug, and Cosmetic Act and FDA regulations and policies provide incentives to manufacturers to challenge patent validity or create modified, noninfringed versions of a drug in order to facilitate the approval of abbreviated new drug application for generic substitutes. These same incentives also encourage manufacturers to submit new drug applications, known as 505(b)(2) applications, that rely on literature and clinical data not generated by or for the drug sponsor. In light of these incentives and especially if our products are commercially successful, other manufacturers may submit and gain approval for either an abbreviated new drug application or a 505(b)(2) application that will compete directly with our products.

DEVELOPMENTS BY COMPETITORS MAY RENDER OUR PRODUCTS OR TECHNOLOGIES OBSOLETE OR NONCOMPETITIVE.

     Companies that currently sell both generic and proprietary opioid formulations include among others Abbott Laboratories, Alza Pharmaceuticals, AstraZeneca, Cephalon, Endo Pharmaceuticals, Elkins-Sinn, Janssen Pharmaceutica,

McNeil Consumer Healthcare, Purdue Pharma, Roxane Laboratories and Watson Laboratories. Alternative technologies are being developed to improve or replace the use of opioids for pain management, several of which are in clinical trials or have recently been approved by the FDA. These alternatives include Elan's Prialt, Pfizer's Lyrica, and combination products from Endo Pharmaceuticals. In addition, companies pursuing distinct but related fields such as neuromodulation devices represent substantial competition. Many of these organizations competing with us have substantially greater capital resources, larger research and development staffs and facilities, longer drug development history in obtaining regulatory approvals and greater manufacturing and marketing capabilities than us. These organizations also compete with us to attract qualified personnel, parties for acquisitions, joint ventures or other collaborations.

IF WE FAIL TO ADEQUATELY PROTECT OR ENFORCE OUR INTELLECTUAL PROPERTY RIGHTS OR SECURE RIGHTS TO PATENTS OF OTHERS, THE VALUE OF OUR INTELLECTUAL PROPERTY RIGHTS WOULD DIMINISH.

     Our success, competitive position and future revenues will depend in part on our ability and the abilities of our licensors to obtain and maintain patent protection for our products, methods, processes and other technologies, to preserve our trade secrets, to prevent third parties from infringing on our proprietary rights and to operate without infringing the proprietary rights of third parties. We are aware of a third party which could allege that certain uses of our product candidates infringe upon certain of such third party's proprietary rights. Although we do not intend to market our product candidates for such uses and we are not aware of any such uses currently in practice, we may not be able to avoid claims made by such third party as a result of our product candidates being used by consumers for purposes other than as marketed by us.

     We hold certain exclusive patent rights, including rights under U.S. patents and U.S. patent applications as well as rights under foreign patents and patent applications. We anticipate filing additional patent applications both in the U.S. and in other countries, as appropriate. However, we cannot predict:

     o the degree and range of protection any patents will afford us against competitors including whether third parties will find ways to challenge, invalidate or otherwise circumvent our patents;

     o    if and when patents will issue;

     o whether or not others will obtain patents claiming aspects similar to those covered by our patents and patent applications; or

     o whether we will need to initiate litigation or administrative proceedings which may be costly whether we win or lose.

     Our success also depends upon the skills, knowledge and experience of our scientific and technical personnel, our consultants and advisors as well as our licensors and contractors. To help protect our proprietary know-how and inventions for which patents may be unobtainable or difficult to obtain, we rely on trade secret protection and confidentiality agreements. To this end, we require all of our employees, consultants, advisors and contractors to enter into agreements which prohibit the disclosure of confidential information and, where applicable, require disclosure and assignment to us of the ideas, developments, discoveries and inventions important to our business. These agreements may not provide adequate protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure or the lawful development by others of such information. If any of these trade secrets, know-how or other proprietary information is disclosed, the value of our trade secrets, know-how and other proprietary rights would be significantly impaired, and our business and competitive position would suffer.

IF WE INFRINGE THE RIGHTS OF THIRD PARTIES, WE COULD BE PREVENTED FROM SELLING PRODUCTS, FORCED TO PAY DAMAGES, AND INCUR SUBSTANTIAL COSTS IN DEFENDING LITIGATIONS.

     If our products, methods, processes and other technologies infringe the proprietary rights of other parties, we could incur substantial costs, and we may have to:

     o obtain licenses, which may not be available on commercially reasonable terms, if at all;

     o    redesign its products or processes to avoid infringement;

     o    stop using the subject matter claimed in the patents held by others;

     o    pay damages; or

     o defend litigation or administrative proceedings which may be costly whether we win or lose, and which could result in a substantial diversion of our management resources.

WE MAY BE EXPOSED TO LIABILITY CLAIMS ASSOCIATED WITH THE USE OF HAZARDOUS MATERIALS AND CHEMICALS.

     Our research and development activities involve the controlled use of hazardous materials and chemicals. Although we believe that our safety procedures for using, storing, handling and disposing of these materials comply with federal, state and local laws and regulations, we cannot completely eliminate the risk of accidental injury or contamination from these materials. In the event of such an accident, we could be held liable for any resulting damages, and any liability could materially adversely affect its business, financial condition and results of operations. In addition, the federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of hazardous or radioactive materials and waste products may require us to incur substantial compliance costs that could materially adversely affect its business, financial condition and results of operations.

WE MAY INCUR SUBSTANTIAL LIABILITIES AND MAY BE REQUIRED TO LIMIT
COMMERCIALIZATION OF OUR PRODUCTS IN RESPONSE TO PRODUCT LIABILITY LAWSUITS.

     The testing and marketing of medical products entail an inherent risk of product liability. Although side effects from clinical trials thus far have been generally limited to symptoms known to be associated with these well-established medications, such as dysphoria (a feeling of malaise), and nausea, we may be held liable if any more serious adverse reactions from the use of our product candidates occurs. The product candidates involve new methods of delivery for potent drugs that require greater precautions to prevent unintended use, especially since they are designed for patients' easy self-use rather than for administration by medical professionals. For example, the FDA may require us to develop a comprehensive risk management program for its product candidates to reduce the risk of improper patient selection, diversion and abuse. The failure of these measures could result in harmful side effects or death. As a result, consumers, regulatory agencies, pharmaceutical companies or others might make claims against us. If we cannot successfully defend ourself against product liability claims, we may incur substantial liabilities or be required to limit commercialization of the product candidates. Our inability to obtain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of pharmaceutical products we develop, alone or with corporate collaborators. We currently carry clinical trial insurance but do not carry product liability insurance. We, or any corporate collaborators, may not be able to obtain insurance at a reasonable cost, if at all. Even if our agreements with any future corporate collaborators entitle us to indemnification against losses, such indemnification may not be available or adequate if any claim arises.

                           RISK RELATED TO MANAGEMENT

WE MAY NOT SUCCESSFULLY MANAGE OUR GROWTH WHICH COULD PREVENT ACHIEVEMENT OF OUR BUSINESS PLAN.

     Our success will depend upon the expansion of our operations and the effective management of our growth, which will place a significant strain on our management and on our administrative, operational, and financial resources. To manage this growth, we must expand our facilities, augment our operational, financial and management systems, and hire and train additional qualified personnel. If we are unable to manage our growth effectively, our business would be harmed.

WE RELY ON KEY EXECUTIVE OFFICERS AND SCIENTIFIC AND MEDICAL ADVISORS WHOSE KNOWLEDGE OF OUR BUSINESS AND TECHNICAL EXPERTISE WOULD BE DIFFICULT TO REPLACE.

         We are highly dependent on Daniel B. Carr, M.D., Chief Executive Officer and Chief Medical Officer; Fred Mermelstein, Ph.D., President; and Douglas A. Hamilton, Chief Operating Officer and Chief Financial Officer. We do not have "key person" life insurance policies for any of our officers. We do not have employment agreements with any person other than with Dr. Carr. The loss of the technical knowledge and management and industry expertise of any of our key personnel could result in delays in product development, loss of customers and sales, if any, and diversion of management resources, which could adversely affect operating results.

         In addition, we rely on members of our scientific advisory board and consultants to assist us in formulating our research and development strategy. All of the members of our scientific advisory board and our clinical advisors have other jobs and commitments and may be subject to non-disclosure obligations that may limit their availability to work with us.

                                  MARKET RISKS

THE MARKET PRICE OF OUR COMMON STOCK ON THE OTC BULLETIN BOARD MAY FLUCTUATE SIGNIFICANTLY WHICH MAY CAUSE CERTAIN INVESTORS TO AVOID PURCHASING OUR SHARES.

     The market price of our common stock traded on OTC Bulletin Board may fluctuate significantly in response to factors, some of which are beyond our control, such as:

     o announcement of new products or product enhancements by us or our competitors;

     o    results of the testing and regulatory approval of our products;

     o developments concerning intellectual property rights and regulatory approvals and concerns;

     o quarterly variations in our and our competitors' results of operations;

     o changes in earnings estimates or recommendations by securities analysts;

     o    developments in our industry; and

     o general market conditions and other factors, including factors unrelated to our own operating performance.

     Further, the OTC Bulletin Board market in general has recently experienced extreme price and volume fluctuations. Continued market fluctuations could result in extreme volatility in the price of our common stock, which could cause a decline in the value of such shares, which price volatility might be worse if the trading volume of our common stock is low because of the small number of our shares presently publicly available for sale.

THERE IS ONLY A VOLATILE LIMITED MARKET FOR OUR COMMON STOCK THAT MAY ACCELERATE PRICE SWINGS.

     Recent history relating to the market prices of public companies indicates that, from time to time, there may be periods of extreme volatility in the market price of our securities because of factors unrelated to the operating performance of, or announcements concerning, the issuers of the affected stock, and especially for stock traded on the OTC Bulletin Board. Our common stock is not actively traded, and the bid and asked prices for our common stock have fluctuated significantly. In the past two fiscal years, the common stock traded on the OTC Bulletin Board from a high of $3.35 to a low of $0.07 per share, and since the December 2004 acquisition of Javelin the market prices have ranged from $1.90 to $4.20. General market price declines, market volatility, especially for low priced securities, or factors related to the general economy or to us in the future could adversely affect the price of the common stock.

WE MAY BE SUBJECT TO "PENNY STOCK" REGULATIONS THAT WOULD RESTRICT BROKERAGE FIRMS IN RECOMMENDING OUR COMMON STOCK.

     The Securities and Exchange Commission has adopted regulations which generally define Penny Stocks to be an equity security that has a market price less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exemptions. As of October 18, 2005, the closing price for our common stock was $2.60 per share and therefore, it may be designated a "Penny Stock." Although since December 6, 2004, we have met the net worth exemption from the "Penny Stock' definition, no assurance can be given that such exemption will be maintained. As a Penny Stock, our common stock may become subject to Rule 15g-9 under the Exchange Act of 1934, or the Penny Stock Rule. This rule imposes additional sales practice requirements on broker-dealers that sell such securities to persons other than established customers and "accredited investors" (generally, individuals with a net worth in excess of $1,000,000 or annual incomes exceeding $200,000, or $300,000 together with their spouses). For transactions covered by Rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. As a result, this rule may affect the ability of broker-dealers to sell our securities and may affect the ability of purchasers to sell any of our securities in the secondary market.

     For any transaction involving a penny stock, unless exempt, the rules require delivery, prior to any transaction in a penny stock, of a disclosure schedule prepared by the SEC relating to the penny stock market. Disclosure is also required to be made about sales commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stock.

     There can be no assurance that our common stock will qualify for exemption from the penny stock restrictions. In any event, even if our common stock were exempt from the Penny Stock restrictions, we would remain subject to Section 15(b)(6) of the Exchange Act, which gives the SEC the authority to restrict any person from participating in a distribution of penny stock, if the SEC finds that such a restriction would be in the public interest.

WE HAVE NEVER PAID DIVIDENDS AND WE DO NOT ANTICIPATE PAYING DIVIDENDS IN THE FUTURE.

     We do not believe that we will pay any cash dividends on our common stock in the future. We have never declared any cash dividends on our common stock, and if we were to become profitable, it would be expected that all of such earnings would be retained to support our business.

                                 USE OF PROCEEDS

     The Selling Stockholders will receive all of the proceeds from the resale of the Shares. We will not receive any of the proceeds from the resale of the Shares. To the extent the Selling Stockholders exercise their options to purchase shares of common stock offered hereby, we would receive up to $6.8 million from such exercises, subject to reduction for any cashless exercises, all of which funds will be added to our general working capital and used for general business purposes.

                   DESCRIPTION OF SECURITIES TO BE REGISTERED

     We are authorized to issue 100,000,000 shares of common stock, $0.001 par value. Each share has one vote for election of directors and all other matters submitted to a vote of stockholders. Shares of common stock do not have cumulative voting, preemptive, redemption or conversion rights.

     The holders of shares of common stock are entitled to dividends when and as declared by the board of directors from funds legally available therefore, and, upon liquidation are entitled to share pro rata in any distribution to holders of common stock, subject to the right of holders of outstanding preferred stock. No dividends have ever been declared by the board of directors on the common stock. There are no conversion rights or redemption or sinking fund provisions with respect to our common stock. All of the outstanding shares of common stock are, and all shares sold hereunder will be, when issued upon payment therefore, duly authorized, valid issued, full paid and non-assessable.

                              SELLING STOCKHOLDERS


     The table and notes below describe, with respect to each Selling
Stockholder: (a) the name of the Selling Stockholder and his relationship to us during the last three years; (b) the number of shares of common stock he or she beneficially owned as of the date of this prospectus; (c) the number of Shares which he or she may offer pursuant to this prospectus; and (d) the amount and the percentage our common stock that would be owned by him or her after completion of this offering, assuming he or she disposes of all of the Shares being offered by him or her pursuant to this prospectus. The information contained in this table or notes may be amended or supplemented from time to time.

                                                                                            BENEFICIAL OWNERSHIP AFTER
                                                                                                   THE OFFERING
                                                       NUMBER OF SHARES
                                                       BENEFICIALLY                                       PERCENTAGE
                                 RELATIONSHIP TO       OWNED PRIOR TO       SHARES BEING   NUMBER OF      OF COMMON
NAME OF SELLER                   COMPANY               THE OFFERING(1)      OFFERED        SHARES         STOCK
------------------------------ --------------------- ------------------- ----------------- -------------- --------------

Douglas G. Watson (2)          Chairman of the          131,565 (9)        131,565 (9)          0               ___
                               Board
Daniel B. Carr, MD (3)         Chief Executive          929,070 (10)       929,070 (10)         0               ___
                               Officer, Chief
                               Medical Officer and
                               Director
Fred H. Mermelstein, PhD.      President and          1,340,368 (11)       788,052 (11)       552,316           2.1%
(8) (4)                        Director
Douglas A. Hamilton (5)        Chief Operating          919,591 (12)       534,371 (12)       385,220           1.5%
                               Officer and Chief
                               Financial Officer
Jackie M. Clegg (6)            Director                  85,921 (13)        85,921 (13)         0               ___
Peter M. Kash (7)              Director                 866,170 (14)       204,410 (14)       661,760           2.5%
William P. Peters, MD, PhD,    Director                  50,000 (15)        50,000 (15)         0               ___
MBA (8)

---------------------
(1) Beneficial owner means any person who, directly, or indirectly, through any contract arrangement, understanding, relationship or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of, shares of our common stock; and/or (ii) investment power, which includes the power to dispose, or to direct the disposition of, shares of our common stock. While under SEC rules, a person is also deemed to be a beneficial owner of a security if that person has the right to acquire beneficial ownership of such security at any time within 60 days from the date of this prospectus, the table includes shares underlying outstanding options that are to vest more than 60 days from the date hereof.
(2) Mr. Watson has served as our Chairman of the Board since July 2005, and a director of IDDS since April 2002, having been Chairman of the Board of Intrac from December 2004 to September 2005.
(3) Dr. Carr has served as our Chief Executive Officer, Chief Medical Officer and a director since July 2005, and Chief Executive Officer of IDDS since July 2005 and Chief Medical Officer and a director of IDDS since September 2004, having been in similar positions with Intrac from July 2005 and December 2004, respectively, to September 2005.
(4) Dr. Mermelstein has served as our President and a director since July 2005, and President and a director of IDDS from its inception in February 1998, and had served as its Chief Executive Officer from July 2003 to July 2005, having been in similar positions with Intrac from December 2004 to September 2005.


                                       23


(5) Mr. Hamilton has served as our Chief Operating Officer and Chief Financial Officer since July 2005 and as Chief Financial Officer and Chief Operating Officer of IDDS since March 1999 and April 2001, respectively, having been in similar positions with Intrac from December 2004 to September 2005.
(6) Ms. Clegg has served as a director since July 2005, and a director of IDDS since February 2004, having been a director of Intrac from December 2004 to September 2005.
(7) Mr. Kash has served as a director since July 2005, and as Vice Chairman and a director of IDDS since December 2003 and February 2001, respectively, having been Vice Chairman and a director of Intrac from December 2004 to July 2005. He is Chairman of Two River Group Holdings, L.L.C., a biotech venture capital company, which since April 2005 has provided consulting services to Intrac and since September 2005 to us.
(8) Dr. Peters has served as a director since July 2005, having been a director of Intrac from July 2005 to September 2005.
(9) Includes 131,565 shares underlying options, including options for 45,000 shares vesting on April 12, 2006. (10) Includes 929,070 shares underlying options, including options for 623,546 shares vesting from April 12, 2006 to April 12, 2008.
(11) Includes 788,052 shares underlying options, including options for 209,867 shares vesting from December 15, 2005 to April 12, 2008.
(12) Includes 534,371 shares underlying options, including options for 125,921 shares vesting from December 15, 2005 to April 12, 2008.
(13) Includes 85,921 shares underlying options, including options for 35,000 shares vesting on April 12, 2006. (14) Includes 204,410 shares underlying options, including options for 35,000 shares vesting on April 12, 2006.
     (15) Includes 50,000 shares underlying options vesting on July 11, 2006.


     The Selling Stockholders listed in the above table may have sold or transferred, in transactions pursuant to this prospectus or exempt from the registration requirements of the Securities Act, some or all of their Shares since the date on which the information in the above table is presented. Information about the Selling Stockholders may change from time to time. Information about other person who may hereafter become Selling Stockholders will be set forth in prospectus supplements or post-effective amendments, if required.

     Because the Selling Stockholders may offer all or some of their common stock from time to time, and none is obligated to sell any Shares, we cannot estimate the amount of the common stock in the column "Shares Being Offered" in the above table that will be held by the Selling Stockholders after this offering. Also, this prospectus does not include shares that may be acquired upon exercise of options that we may grant to the Selling Stockholders in the future. The shares issuable upon exercise of options granted in the future may subsequently be sold pursuant to this prospectus, as supplemented to reflect the offering of such underlying shares for resale or in transaction exempt from the registration requirements of the Securities Act. See "Plan of Distribution" for further information.

                              PLAN OF DISTRIBUTION

     None of the Selling Stockholders has advised us of any specific plans for the sale, transfer, gift or other disposition of the Shares offered under this prospectus. However, if any Shares are sold, we expect that the Shares will be sold from time to time primarily through transactions on the over-the-counter bulletin board, or on any other national securities exchanges or market system where our common stock is then listed, although sales also may be made in negotiated transactions or otherwise.

     The Selling Stockholders may sell the Shares through various means, including directly or indirectly to purchasers, in one or more transactions on any stock exchange or securities market on which the Shares are traded at the time of sale, in privately negotiated transactions, or through a combination of these methods. These sales may be at fixed prices, which may change, at market prices available at the time of sale, at prices based on the available market price at the time of sale, or at negotiated prices. If the Shares are sold through underwriters, broker-dealers, or agents, these parties may be compensated for their services in the form of discounts or brokerage commissions and charges or compensation in the form of discounts, concessions or commissions from such Selling Stockholder or the purchaser of the Shares so sold for whom such broker-dealers may act or to whom they may sell as principal or both (which compensation, as to a particular broker-dealer, may be in excess of customary commissions). Shares covered by this prospectus also may be sold under Rule 144 or another exemption under the Securities Act, rather than pursuant to this Prospectus, provided they meet the criteria and conform to the requirements for such Rules.

     In connection with the sale of the Shares, the Selling Stockholders and any participating broker or dealer may be deemed to be "underwriters" within the meaning of the Securities Act, and any profits on the sale of Shares or commissions they receive may be deemed to be underwriting discounts and commissions under the Securities Act.

     We will pay all costs, expenses and fees in connection with the registration of the Shares offered by the Selling Stockholders under this Prospectus. Brokerage commissions and similar selling expenses, if any, attributable to the sale of the Shares will be borne by the Selling Stockholders.

     There is no assurance that any of the Selling Stockholders will sell any or all of the Shares offered by them hereby.

                                     EXPERTS

     The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-KSB for the year ended December 31, 2004, have been so incorporated in reliance on the report of PricewaterhouseCoopers, LLP, an independent registered public accounting firm, given upon the authority of said firm as experts in auditing and accounting.

                                  LEGAL MATTERS

     The validity of the Shares that may be sold using this prospectus will be passed upon for us by Thelen Reid & Priest LLP.

                             ADDITIONAL INFORMATION

     We have filed with the SEC a Registration Statement on Form S-8 with respect to the Shares offered in this prospectus. This prospectus does not contain all of the information and exhibits set forth in the Registration Statement. For further information regarding us and the Shares, we refer you to the Registration Statement. With respect to each such document filed with the SEC as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved.

     We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and file quarterly and annual reports, proxy statements and other information with the SEC. You may read and copy any document that we file, including the Registration Statement and its exhibits, at the public reference facilities of the SEC in Washington, D.C. or online at www.sec.gov. or from commercial document retrieval services. Additionally, you may request a copy of any such document from us by contacting us at (212) 554-4550.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to "incorporate by reference" information in this prospectus certain information we file with the SEC, which means that:

     o    incorporated documents are considered part of this prospectus;

     o we can disclose important information to you by referring you to those documents; and

     o certain information that we file after the date of this prospectus with the SEC will automatically update and supersede information contained in this prospectus and the registration statement.

     The following documents filed with the SEC are incorporated herein by reference:

     (a) the Intrac Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004, filed with the SEC on March 30, 2005, and amendment filed on July 22, 2005;

     (b) the Intrac proxy statement, dated August 1, 2005, filed with the SEC on August 8, 2005;

     (c) the Intrac Quarterly Report on Form 10-QSB for the fiscal quarter ended June 30, 2005 filed with the SEC on July 29, 2005;

     (d) the Intrac Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 2005 filed with the SEC on May 13, 2005;

     (e) the Intrac Current Reports on Form 8-K filed with the SEC on July 12, July 18, 2005 and January 7, 2005 (Form 8-K/A), respectively;

     (f) our Current Report on Form 8-K filed with the SEC on September 9, 2005; and

     (g) the description of our common stock contained in our Certificate of Incorporation, filed as Exhibit 3.1 to our Form 8-K filed with the SEC on September 9, 2005.

                                    PART II

               INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 3. INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.

     Javelin Pharmaceuticals, Inc. is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") as the successor to Intrac, Inc., a Nevada corporation, ("Intrac"), and in accordance therewith files, and Intrac had filed, reports and other information with the Securities and Exchange Commission (the "SEC"). The following documents, which are on file with the SEC, are incorporated herein by reference and made a part hereof:

     (a) the Intrac Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004, filed on March 30, 2005, and amendment filed on July 22, 2005;

     (b) the Intrac proxy statement, dated August 1, 2005, filed on August 8, 2005;

     (c) the Intrac Quarterly Report on Form 10-QSB, filed on July 29, 2005 for the fiscal quarter ended June 30, 2005;

     (d) Intrac Quarterly Report on Form 10-QSB filed on May 13, 2005 for the fiscal quarter ended March 31, 2005;

     (e) the Intrac Current Reports on Form 8-K filed on July 12, July 18, 2005 and January 7, 2005 (Form 8-K/A);

     (f)  our Current Report on Form 8-K filed on September 9, 2005; and

     (g) the description of our Common Stock contained in our Certificate of Incorporation, filed as Exhibit 3.1 to our Form 8-K filed on September 9, 2005.

     All documents filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be a part hereof from the date of filing such documents. Any document, or any statement contained in a document, incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a document or statement contained herein, or in any other subsequently filed document that also is deemed to be incorporated by reference herein, modifies or supersedes such document or statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement. Subject to the foregoing, all information appearing in this Registration Statement is qualified in its entirety by the information appearing in the documents incorporated by reference.

ITEM 4. DESCRIPTION OF SECURITIES.

     Not applicable.

ITEM 5. INTERESTS OF NAMED EXPERTS AND COUNSEL.

     Not applicable.

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     We shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, or by or in the right of the Company to procure judgment in our favor, by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at our request as a director, officer, manager employee or agent of another corporation, partnership, joint venture, limited liability company, trust or other enterprise against expenses (including attorneys' fees), judgment, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to our best interests, in accordance with and to the full extent permitted by statute. Expenses (including attorneys' fees) incurred in defending any civil, criminal administrative or investigative action, suit or proceeding may be paid by us in advance of the final disposition of such action, suit or proceeding as authorized by the Board of Directors in the specific case upon receipt of an undertaking by or on behalf of the director, officer, manager, employee or agent to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by us as authorized by this paragraph.

     Specifically, no indemnification shall be made in respect of any claim, issue or matter as to which such director or officer shall have been adjudged to be liable to the Company unless and only to the extent that the Delaware Court of Chancery or the court in which action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     The indemnification shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under this Certificate of Incorporation, the By-Laws or any agreement or vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person. Exemption from Registration Claimed. Not applicable. Exhibits. The following is a list of exhibits filed as a part of this Registration Statement which are incorporated herein:

EXHIBIT   EXHIBIT
NO.

4.1       Javelin Pharmaceuticals, Inc. 2005 Omnibus Stock Incentive Plan (the
          "2005 Plan") [incorporated by reference to Exhibit 4.1 to Form 8-K filed for an event of September 7, 2005].

5.1* Opinion of Thelen Reid & Priest LLP regarding the legality of shares of Common Stock being registered.

10.1* Stock Option Agreement, dated September 7, 2005, for Founders Options assumed by the Registrant.

10.2* Form of Option Agreement for Non-Qualified Stock Option granted under the 2005 Plan.

10.3*     Form of Option Agreement for Incentive Stock Option granted under the
          2005 Plan.

10.4* Form of Option Agreement for Non-Employee Director Stock Option granted under the 2005 Plan.

10.5* Form of Option Agreement for Non-Qualified Stock Option initially granted by Intrac, Inc. and assumed by the Registrant under the 2005
          Plan.



                                       II-2


10.6* Form of Option Agreement for Incentive Stock Option initially granted by Intrac, Inc. and assumed by Registrant under the 2005 Plan.

10.7* Form of Option Agreement for Non-Employee Director Stock Option initially granted by Intrac, Inc. and assumed by Registrant under the 2005 Plan.

23.1*     Consent of PricewaterhouseCoopers LLP

23.2*     Consent of Thelen Reid & Priest LLP (included in Exhibit 5.1)

24.1* Power of Attorney (included in the signature pages to this Registration Statement)

-----------------
* Filed herewith.

ITEM 9. UNDERTAKINGS.

     (a)  The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Act");

               (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (ss.230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

          Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) shall not apply to information contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement.

          (2) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange

     Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Act of may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on this 21st day of October, 2005.


                              JAVELIN PHARMACEUTICALS, INC.


                              By:  /s/ Daniel B. Carr
                                   --------------------------------------
                                   Daniel B. Carr, MD
                                   Chief Executive Officer

                                POWER OF ATTORNEY

     That each of the undersigned appoints Daniel B. Carr and Douglas A. Hamilton as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him including post-effective amendments and related registration statements, to this Registration Statement, and to file same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do separately and perform each and every act requisite and necessary to be done, as fully to all intents and purposes as he might or could so in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes may lawfully do or cause to be done by virtue hereof. This Power of Attorney may be signed in several counterparts.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

   Name                     Title                            Date
   ----                     -----                            ----

                            Chairman of the Board and        October ____, 2005
   -----------------------  Director
   Douglas G. Watson

   /s/ Fred H. Mermelstein  Director                         October 21, 2005
   -----------------------
   Fred H. Mermelstein

   /s/ Douglas A. Hamilton  Chief Operating Offier,          October 21, 2005
   -----------------------  Chief Financial Officer
   Douglas A. Hamilton      and Chief Accounting Officer

   /s/ Daniel B. Carr       Director                         October 21, 2005
   -----------------------
   Daniel B. Carr

   /s/ Jackie M. Clegg      Director                         October 20, 2005
   -----------------------
   Jackie M. Clegg

   /s/ Peter M. Kash        Director                         October 21, 2005
   -----------------------
   Peter M. Kash

                            Director                         October ___, 2005
   -----------------------
   William P. Peters, MD.
   PhD, MBA

                                INDEX TO EXHIBITS

The following is a list of exhibits filed as part of this Registration Statement, which are incorporated herein:

EXHIBIT NO.        DESCRIPTION OF EXHIBITS

5.1* Opinion of Thelen Reid & Priest LLP regarding the legality of shares of Common Stock being registered

10.1* Stock Option Agreement, dated September 7, 2005, for Founders Option assumed by the Registrant.

10.2* Form of Option Agreement for Non-Qualified Stock Option granted under the 2005 Plan.

10.3* Form of Option Agreement for Incentive Stock Option granted under the 2005 Plan.

10.4* Form of Option Agreement for Non-Employee Director Stock Option granted under the 2005 Plan.

10.5* Form of Option Agreement for Non-Qualified Stock Option initially granted by Intrac, Inc. and assumed by Registrant under the 2005 Plan.

10.6* Form of Option Agreement for Incentive Stock Option initially granted by Intrac, Inc. and assumed by Registrant under the 2005 Plan.

10.7* Form of Option Agreement for Non-Employee Director Stock Option initially granted by Intrac, Inc. and assumed by the Registrant under the 2005 Plan.

23.1*     Consent of PricewaterhouseCoopers LLP

23.2*     Consent of Thelen Reid & Priest LLP (included in Exhibit 5.1)

24.1* Power of Attorney (included in the signature pages to this Registration Statement)

--------------------
*  Filed herewith.